Exhibit 99.1

Kamada Reports Second Quarter and First Half 2022 Financial Results;

Significant Growth Driven by Multiple Catalysts Expected in Second Half of 2022;

Reiterates 2022 Revenue and Profitability Guidance

●	Second Quarter 2022 Revenues were $23.6 Million; First Half 2022 Revenues of $51.7 Million Increased 5% Year-Over-Year

●	First Half 2022 Adjusted EBITDA of $4.6 Million; Excluding Labor Strike Related Loss, Adjusted EBITDA Totaled $8.0 Million, Representing Adjusted EBITDA Margins of 15% of First Half 2022 Revenues

●	Generated Operating Cash Flows of $16.4 Million in First Half of 2022, Supporting the Increase of Cash Position to $29.9 Million as of June 30, 2022

●	2022 Year-to-Date Progress is Indicative of the Company's Evolution into a Diversified Fully Integrated Commercial Company with Multiple Growth Drivers

●	Significant Revenue and Profitability Growth Expected in Second Half of 2022, Supporting the Reiteration of Fiscal Year 2022 Revenue Guidance of $125 - $135 Million, Representing a 20% to 30% Increase over 2021 and Adjusted EBITDA Margins Anticipated Between 12%-15%, More Than 2.5x Over 2021 Adjusted EBITDA

Rehovot, Israel, and Hoboken, NJ – August 17, 2022 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a vertically integrated global biopharmaceutical company, focused on specialty plasma-derived therapeutics, today announced financial results for the three and six months ended June 30, 2022.

“We continue to be highly encouraged by the performance of our business in 2022, and believe it is a testament to our ability to rapidly transition from our past dependency on GLASSIA® sales to Takeda to a diversified fully integrated commercial company and a global leader in the plasma-derived specialty market," said Amir London, Kamada’s Chief Executive Officer. “Our recently acquired portfolio of four FDA-approved IgGs, consisting of CYTOGAM®, HEPAGAM B®, VARIZIG® and WINRHO®SDF, continues to gain traction in the U.S. and international markets, and delivered strong sales and gross margins of more than 50% in the first half of the year. We are focused on growing the new portfolio’s revenues through on-going promotional activities in the U.S. and expect these marketing efforts to bear fruit commencing in the second half of 2022. We also anticipate meaningful growth outside the U.S. from these products in the second half of the year, which is expected to include approximately half of the total revenues anticipated from the recently announced $11.4 million international VARIZIG supply agreement.”

“Based on our expectation of significant revenue growth and enhanced profitability in the second half of the year, we are reiterating our full-year 2022 financial guidance, which represents a 20% to 30% increase over 2021 revenue and more than 2.5x over 2021 adjusted EBITDA. Our outlook for a stronger second half of the year is driven by multiple key factors, including anticipated continued growth of the new IgG portfolio, including sales boosted by the new VARIZIG supply agreement, and the expected growth of KEDRAB® sales to Kedrion supporting the product continued increased in-market sales during 2022. In addition, total revenues in the second half of the year will include two full quarters of GLASSIA royalty income, as compared to only four months in the first half of the year. Second half profitability will continue to be driven by the new IgG products and KEDRAB sales, all of which generate more than 50% gross margins, and the GLASSIA royalty, which represents pure profit. Moreover, the now concluded labor strike will have a substantially reduced impact on the second half of the year profitability as compared to the first half,” continued Mr. London.

“Lastly, we continue to forecast growth at a double-digit rate in the foreseeable years beyond 2022 driven by our proprietary product catalysts, our plasma collection operations, GLASSIA's royalties and the planned launch of 11 biosimilar products in Israel. In addition, we continue to advance our inhaled AAT pivotal phase 3 trial with the opening of additional clinical sites and recruitment of patients to the study," concluded Mr. London.

Financial Highlights for the Three Months Ended June 30, 2022

•	Total revenues were $23.6 million in the second quarter of 2022, a 3% decrease from the $24.2 million recorded in the second quarter of 2021. Total revenues during the second quarter of 2022 included strong sales from the portfolio of the four FDA-approved commercial products recently acquired, which grew meaningfully year-over-year and as compared to the first quarter of 2022. Total revenues included $3.7 million of sales-based royalty income from Takeda based on GLASSIA sales in the U.S., which was in line with management’s expectations. A portion of the sales derived from products manufactured at the Israel facility were delayed to the second half of the year due to the work stoppage that was settled in mid-July.

•	Gross profit and gross margins were $7.2 million and 31%, respectively, in the second quarter of 2022, compared to $9.1 million and 37%, respectively, reported in the second quarter of 2021. Gross profit for the second quarter of 2022 was impacted by a loss of $3.3 million related to the recently concluded labor strike. As the labor strike concluded in July 2022, a subsequent portion of the strike-related loss will be recognized in the third quarter. Cost of goods sold in the Company’s Proprietary segment in the second quarter of 2022 included $1.4 million of depreciation expenses associated with intangible assets generated through the recent acquisition of the portfolio of four FDA-approved commercial products. Gross profit and gross margins, excluding such intangible assets depreciation and the loss related to the labor strike, would have been $11.9 million and 51%, respectively, representing a significant increase year-over-year.

•	Operating expenses, including R&D, Sales & Marketing (S&M), G&A and other expenses, totaled $9.5 million in the second quarter of 2022, as compared to $8.0 million in the second quarter of 2021. This increase was attributable to increased S&M costs associated with the recently acquired portfolio of four FDA-approved commercial products distribution and commercial operations. S&M costs for the quarter included $0.4 million of depreciation expenses of intangible assets generated through the recent acquisition.

•	Finance expense, net for the second quarter of 2022 included a $1.9 million expense associated with the revaluation of the contingent consideration and other long-term liabilities assumed as part of the recent acquisition of the portfolio of the four FDA-approved commercial products. For more information with respect to such contingent consideration and other long-term liabilities please refer to Note 5 of the Company’s 2021 financial statements included in the 2021 Annual Report on Form 20-F filed on March 15, 2022, with the Securities and Exchange Commission.

•	Net loss was $3.9 million, or $(0.09) per share, in the second quarter of 2022, as compared to net income of $0.9 million, or $0.02 per share, in the second quarter of 2021. Excluding loss associated with the labor strike, depreciation expenses of intangible assets generated through the recent acquisition and finance expense associated with the revaluation of the contingent consideration and other assumed long-term liabilities, the Company would have recorded net income of $3.0 million, or $0.07 per share, in the second quarter of 2022.

•	Adjusted EBITDA, as detailed in the tables below, was $1.3 million in the second quarter of 2022, as compared to $2.4 million in the second quarter of 2021. Adjusted EBITDA excluding loss associated with the labor strike would have been $4.7 million, representing 20% of revenues.

•	Cash provided by operating activities was $10.9 million in the second quarter of 2022, as compared to cash used in operating activities of $3.3 million in the second quarter of 2021.

Financial Highlights for the Six Months Ended June 30, 2022

•	Total revenues for the first six months of 2022 were $51.7 million, a 5% increase from the $49.1 million generated in the first six months of 2021.

•	Gross profit and gross margins for the first six months of 2022 were $18.5 million and 36%, respectively, compared to $18.0 million and 37%, respectively, in the first half of 2021. Gross profit and gross margins in the first six months of 2022 excluding intangible assets depreciation and the loss related to the recently concluded labor strike, would have been $24.6 million and 48%, respectively, representing a significant increase year-over-year.

•	Operating expenses, including R&D, S&M, G&A and other expenses, totaled $20.6 million in the first six months of 2022, as compared to $14.6 million in the first half of 2021. This increase was attributable to an increase in S&M costs associated with the recently acquired portfolio distribution and commercial operation, as well as increased R&D costs, primarily due to advancing the pivotal phase 3 InnovAATe trial for Inhaled AAT through the opening of new clinical sites and the manufacturing of clinical supply for the study. S&M costs for the first six months included $0.8 million of depreciation expenses of intangible assets generated through the recent acquisition.

•	Finance expense, net for the first six months of 2022 included a $3.9 million expense associated with the revaluation of the contingent consideration and other long-term liabilities assumed as part of the recent acquisition of the portfolio of the four FDA-approved commercial products.

•	Net loss for the first six months of 2022 was $5.8 million, or $(0.13) per share, as compared to net income of $3.6 million, or $0.08 per share, in the prior year period. Excluding loss associated with the labor strike, depreciation expenses of intangible assets generated through the recent acquisition and finance expense associated with the revaluation of the contingent consideration and other assumed long-term liabilities, the Company would have recorded net income of $5.0 million, or $0.11 per share, in the first six months of 2022.

•	Adjusted EBITDA, as detailed in the tables below, was $4.6 million in the first six months of 2022, as compared to $6.2 million in the first six months of 2021. Adjusted EBITDA, excluding loss associated with the labor strike, would have been $8.0 million, representing a 15% margin, which would have been in line with Kamada’s annual guidance.

•	Cash provided by operating activities during the first six months of 2022 was approximately $16.4 million, as compared to cash used in operating activities of $1.2 million during the first six months of 2021.

Balance Sheet Highlights

As of June 30, 2022, the Company had cash, cash equivalents, and short-term investments of $29.9 million, as compared to $18.6 million as of December 31, 2021. The increase was due to positive operational cash flows. Kamada’s working capital as of June 30, 2022, comprising of current assets (excluding cash and cash equivalents, and short-term investments) net of current liabilities, totaled $39.0 million.

Fiscal Year 2022 Guidance

Kamada continues to expect to generate fiscal year 2022 total revenues in the range of $125 million to $135 million, which would represent a 20% to 30% growth compared to fiscal year 2021. The Company also anticipates generating adjusted EBITDA during 2022 at a rate of 12% to 15% of total revenues, representing more than 2.5x of the adjusted EBITDA for the year ended December 31, 2021.

Recent Corporate Highlights

•	Secured an $11.4 million agreement to supply VARIZIG® to an undisclosed international organization, operating principally in Latin America. The supply of the product is expected to occur from the fourth quarter of 2022 through the first half of 2023.

•	Strengthened senior management team through promotions of Shavit Beladev to Vice President responsible for the Company’s Plasma Operations, and Boris Gorelik to Vice President of Business Development and Strategic Programs. These promotions further Kamada’s commitment to becoming a fully integrated global leader in the specialty plasma derived therapeutics market.

Conference Call

Kamada management will host an investment community conference call on Wednesday, August 17, at 8:30am Eastern Time to discuss these results and answer questions. Shareholders and other interested parties may participate in the conference call by dialing 1-877-407-0792 (from within the U.S.), 1 809-406-247 (from Israel), or 1 201-689-8263 (International) and entering the conference identification number: 13732049. The call will also be webcast live on the Internet at:

https://viavid.webcasts.com/starthere.jsp?ei=1562507&tp_key=0cee4cf215.

Non-IFRS financial measures

We present EBITDA and adjusted EBITDA because we use this non-IFRS financial measure to assess our operational performance, for financial and operational decision-making, and as a means to evaluate period-to-period comparisons on a consistent basis. Management believes this non-IFRS financial measure are useful to investors because: (1) they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making and provide investors with a meaningful perspective on the current underlying performance of the Company’s core ongoing operations; and (2) they exclude the impact of certain items that are not directly attributable to our core operating performance and that may obscure trends in the core operating performance of the business. Non-IFRS financial measures have limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, our IFRS results. We expect to continue reporting non-IFRS financial measures, adjusting for the items described below, and we expect to continue to incur expenses similar to certain of the non-cash, non-IFRS adjustments described below. Accordingly, unless otherwise stated, the exclusion of these and other similar items in the presentation of non-IFRS financial measures should not be construed as an inference that these items are unusual, infrequent or non-recurring. EBITDA and adjusted EBITDA are not recognized terms under IFRS and do not purport to be an alternative to IFRS terms as an indicator of operating performance or any other IFRS measure. Moreover, because not all companies use identical measures and calculations, the presentation of EBITDA and adjusted EBITDA may not be comparable to other similarly titled measures of other companies. EBITDA and adjusted EBITDA are defined as net income (loss), plus income tax expense, plus or minus financial income or expenses, net, plus or minus income or expense in respect of securities measured at fair value, net, plus or minus income or expenses in respect of currency exchange differences and derivatives instruments, net, plus depreciation and amortization expense, plus non-cash share-based compensation expenses and certain other costs.

About Kamada

Kamada Ltd. (the “Company”) is a vertically integrated global biopharmaceutical company, focused on specialty plasma-derived therapeutics, with a diverse portfolio of marketed products, a robust development pipeline and industry-leading manufacturing capabilities. The Company’s strategy is focused on driving profitable growth from our current commercial activities as well as our manufacturing and development expertise in the plasma-derived biopharmaceutical market. The Company’s commercial products portfolio includes its developed and FDA approved products GLASSIA® and KEDRAB® as well as its recently acquired FDA approved plasma-derived hyperimmune products CYTOGAM®, HEPAGAM B®, VARIZIG® and WINRHO®SDF. The Company has additional four plasma-derived products which are registered in markets outside the U.S. The Company distributes its commercial products portfolio directly, and through strategic partners or third-party distributors in more than 30 countries, including the U.S., Canada, Israel, Russia, Brazil, Argentina, India and other countries in Latin America and Asia. The Company has a diverse portfolio of development pipeline products including an inhaled AAT for the treatment of AAT deficiency for which the Company is currently conducting the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. The Company leverages its expertise and presence in the Israeli pharmaceutical market to distribute in Israel more than 20 products that are manufactured by third parties and have recently added eleven biosimilar products to its Israeli distribution portfolio, which, subject to EMA and the Israeli MOH approvals, are expected to be launched in Israel through 2028. FIMI Opportunity Fund, the leading private equity investor in Israel, is the Company’s lead shareholder, beneficially owning approximately 21% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: 1) expectation for significant revenues and profitability growth in the second half of the 2022 driven by multiple catalysis; 2) expectation to meet full-year 2022 revenue guidance , which would represent a 20% to 30% growth compared to fiscal year 2021, and expected adjusted EBITDA margins to expect to generate fiscal year 2022 total revenues in the range of $125 million to $135 million, which would represent more than 2.5x of the adjusted EBITDA for the year ended December 31, 2021; 3) statements regarding the performance of the Company’s business in 2022 being indicative of the company’s transition from dependency on GLASSIA sales to Takeda, into a diversified fully integrated commercial company and a global leader in the plasma-derived specialty market; 4) statements regarding recently acquired portfolio continuing to gain traction in the U.S. and international markets; 5) expectation that ongoing promotional activities in the U.S. market will bear fruit commencing in the second half of the year; 6) expectations that approximately half of the sales under the recently signed $11.4 million agreement to supply VARIZIG will be generated in the second half of 2022; 7) expectations for significant revenue growth in the second half of 2022 due to multiple key factors including expectation for continued growth of the new IgG portfolio including sales driven by the new VARIZIG supply agreement, anticipated growth of our KEDRAB® sales to Kedrion, GLASSIA royalty income will include two full quarters in second half 2022; 8) expectation for enhanced profitability in the second half of the year driven by the new IgG products and KEDRAB sales, and the GLASSIA royalty; 9) expectation that the now concluded labor strike will have a substantially lower impact on the second half of the year profitability as compared to the first half; 10) continued projected growth at a double-digit rate in the foreseeable years beyond 2022 driven by our proprietary products catalysts, our plasma collection operations, Glassia's royalties and the planned launch of 11 biosimilar products in Israel; 11) continue the advancement of our inhaled AAT pivotal phase 3 trial with the opening of additional clinical sites and recruitment of patients to the study. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, the continued evolvement of the COVID-19 pandemic, its scope, effect and duration, availability of sufficient raw materials required to maintain manufacturing plans, disruption to the supply chain due to COVID-19 pandemic, continuation of inbound and outbound international delivery routes, continued demand for Kamada’s products, financial conditions of the Company’s customer, suppliers and services providers, Kamada’s ability to integrate the new product portfolio into its current product portfolio, Kamada’s ability to grow the revenues of its new product portfolio, and leverage and expand its international distribution network, ability to reap the benefits of the recent acquisition of the plasma collection center, including the ability to open additional U.S. plasma centers, and acquisition of the FDA-approved plasma-derived hyperimmune commercial products, the ability to continue enrollment of the pivotal Phase 3 InnovAATe clinical trial in new locations, unexpected results of clinical studies, Kamada’s ability to manage operating expenses, additional competition in the markets that Kamada competes, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise, and other risks detailed in Kamada’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including those discussed in its most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Bob Yedid

LifeSci Advisors, LLC

646-597-6989

Bob@LifeSciAdvisors.com

KAMADA LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of June 30,		As of December 31,
	2022	2021	2021
	Unaudited		Audited
	U.S Dollars in thousands
Assets
Current Assets
Cash and cash equivalents	$29,933	$68,416	$18,587
Short-term investments	-	36,137	-
Trade receivables, net	17,738	27,743	35,162
Other accounts receivables	6,410	2,450	8,872
Inventories	64,520	44,601	67,423
Total Current Assets	118,601	179,347	130,044

Non-Current Assets
Property, plant and equipment, net	25,914	25,665	26,307
Right-of-use assets	2,810	3,453	3,092
Intangible assets, Goodwill and other long-term assets	150,449	3,413	153,663
Contract assets	6,361	4,472	5,561
Total Non-Current Assets	185,534	37,003	188,623
Total Assets	$304,135	$216,350	$318,667
Liabilities
Current Liabilities
Current maturities of bank loans	$4,449	$61	$2,631
Current maturities of lease liabilities	1,010	1,149	1,154
Current maturities of other long term liabilities	20,117	-	17,986
Trade payables	17,954	17,948	25,104
Other accounts payables	6,110	6,989	7,142
Deferred revenues	40	-	40
Total Current Liabilities	49,680	26,147	54,057

Non-Current Liabilities
Bank loans	15,185	5	17,407
Lease liabilities	2,492	3,401	3,160
Contingent consideration	23,121	-	21,995
Other long-term liabilities	41,304	-	43,929
Deferred revenues	15	3,025	15
Employee benefit liabilities, net	764	1,429	1,280
Total Non-Current Liabilities	82,881	7,860	87,786

Shareholder’s Equity
Ordinary shares	11,731	11,716	11,725
Additional paid in capital net	210,319	209,942	210,204
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490
Capital reserve from hedges	(442)	58	54
Capital reserve from share-based payments	5,097	4,746	4,643
Capital reserve from employee benefits	271	(320)	(149
Accumulated deficit	(51,912)	(40,309)	(46,163
Total Shareholder’s Equity	171,574	182,343	176,824
Total Liabilities and Shareholder’s Equity	$304,135	$216,350	$318,667

KAMADA LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Six months period ended		Three months period ended		Year ended
	June 30,		June 30,		December 31,
	2022	2021	2022	2021	2021
	Unaudited		Unaudited		Audited
	U.S Dollars In thousands

Revenues from proprietary products	$41,618	$40,193	$18,607	$19,323	$75,521
Revenues from distribution	10,065	8,946	4,983	4,916	28,121

Total revenues	51,683	49,139	23,590	24,239	103,642

Cost of revenues from proprietary products	24,705	23,527	12,256	11,059	48,194
Cost of revenues from distribution	8,436	7,609	4,094	4,108	25,120

Total cost of revenues	33,141	31,136	16,350	15,167	73,314

Gross profit	18,542	18,003	7,240	9,072	30,328

Research and development expenses	7,063	5,364	2,643	2,736	11,357
Selling and marketing expenses	6,592	2,547	3,271	1,424	6,278
General and administrative expenses	6,316	6,112	3,311	3,303	12,636
Other expenses	619	570	309	563	753
Operating income (loss)	(2,048)	3,410	(2,294)	1,046	(696)

Financial income	3	209	1	99	295
Income (expense) in respect of securities measured at fair value, net	-	-	-	-	-
Income (expenses) in respect of currency exchange differences and derivatives instruments, net	593	121	424	(145)	(207)
Financial Income (expense) in respect of contingent consideration and other long- term liabilities.	(3,875)	-	(1,865)	-	(947)
Financial expenses	(372)	(116)	(178)	(63)	(330)
Income before tax on income	(5,699)	3,624	(3,912)	937	(1,885)
Taxes on income	50	-	9	-	345

Net Income (loss)	$(5,749)	$3,624	$(3,921)	$937	$(2,230)

Other Comprehensive Income (loss) :
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met
Gain (loss) from securities measured at fair value through other comprehensive income	-	-	-	-	-
Gain (loss) on cash flow hedges	(784)	(43)	(676)	30	185
Net amounts transferred to the statement of profit or loss for cash flow hedges	288	(256)	222	(2)	(488)
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) from defined benefit plan	420	-	420	-	171
Tax effect	-	-	-	-
Total comprehensive income (loss)	$(5,825)	$3,325	$(3,955)	$965	$(2,362)

Earnings per share attributable to equity holders of the Company:
Basic net earnings per share	$(0.13)	$0.08	$(0.09)	$0.02	$(0.05)
Diluted net earnings per share	$(0.13)	$0.08	$(0.09)	$0.02	$(0.05)

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months period Ended		Three months period Ended		Year Ended
	June, 30		June, 30		December 31,
	2022	2021	2022	2021	2021
	Unaudited				Audited
	U.S Dollars In thousands
Cash Flows from Operating Activities
Net income (loss)	$(5,749)	$3,624	$(3,921)	$937	$(2,230)

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation and impairment	6,088	2,372	3,061	1,225	5,609
Financial expenses (income), net	3,651	(214)	1,618	109	1,189
Cost of share-based payment	569	370	376	155	529
Taxes on income	50	-	9	-	345
Loss (gain) from sale of property and equipment	-	-	-	-	-
Change in employee benefit liabilities, net	(96)	23	(84)	60	45
	10,262	2,551	4,980	1,549	7,717
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	17,102	(5,646)	3,610	(7,231)	(12,861)
Decrease (increase) in other accounts receivables	2,073	1,629	1,484	1,643	(1,634)
Decrease (increase) in inventories	2,903	(2,401)	241	(3,446)	(2,373)
Decrease (increase) in deferred expenses	(484)	(2,362)	(374)	(1,209)	(6,883)
Increase (decrease) in trade payables	(7,843)	1,139	5,806	2,623	7,917
Increase (decrease) in other accounts payables	(1,517)	(799)	(745)	1,346	(392)
Decrease in deferred revenues	-	1,000	-	500	1,815
	12,234	(7,440)	10,022	(5,774)	(14,411)
Cash received (paid) during the period for:

Interest paid	(380)	(107)	(186)	(59)	(228)
Interest received	3	217	1	76	375
Taxes paid	(18)	(23)	(9)	(9)	(42)
	(395)	87	(194)	8	105

Net cash provided by (used in) operating activities	$16,352	$(1,178)	$10,887	$(3,280)	$(8,819)

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months period Ended		Three months period Ended		Year Ended
	June, 30		June, 30		December 31,
	2022	2021	2022	2021	2021
	Unaudited				Audited
	U.S Dollars In thousands
Cash Flows from Investing Activities
Investment in short term investments, net	$-	$2,967	$-	$11,967	$39,083
Purchase of property and equipment and intangible assets	(1,191)	(1,463)	(678)	(1,332)	(3,730)
Proceeds from sale of property and equipment	-	-	-	-	-
Business combination	-	(1,404)	-	-	(96,403)
Net cash provided by (used in) investing activities	(1,191)	100	(678)	10,635	(61,050)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	6	10	3	3	19
Receipt of long-term loans	-	-	-	-	20,000
Repayment of lease liabilities	(573)	(595)	(278)	(306)	(1,221)
Repayment of long-term loans	(401)	(206)	(385)	(85)	(205)
Repayment of other long-term liabilities	(3,243)	-	(1,743)	-	-
Net cash provided by (used in) financing activities	(4,211)	(791)	(2,403)	(388)	18,593

Exchange differences on balances of cash and cash equivalent	396	88	160	13	(334)

Increase (decrease) in cash and cash equivalents	11,346	(1,781)	7,966	6,980	(51,610)

Cash and cash equivalents at the beginning of the period	18,587	70,197	21,967	61,436	70,197

Cash and cash equivalents at the end of the period	$29,933	$68,416	$29,933	$68,416	$18,587

Significant non-cash transactions
Right-of-use asset recognized with corresponding lease liability	$296	$588	$121	$287	$845
Purchase of property and equipment and Intangible assets	$775	$748	$775	$722	$1,001

NON-IFRS MEASURES – ADJUSTED EBITDA

	Six months period ended		Three months period ended		Year ended
	June 30,		June 30,		December 31,
	2022	2021	2022	2021	2021
	In thousands
Net income	$(5,749)	$3,624	$(3,921)	$937	$(2,230)
Taxes on income	50	-	9	-	345
Financial expense (income), net	3,651	(214)	1,618	109	345
Depreciation and amortization expense	6,088	2,372	3,202	1,225	1,189
Non-cash share-based compensation expenses	569	370	414	155	529
Adjusted EBITDA	$4,639	$6,152	$1,322	$2,426	$5,442

	Six months period ended		Three months period ended		Year ended
	June 30,		June 30,		December 31,
	2022	2021	2022	2021	2021
	In thousands
Adjusted EBITDA	$4,639	$6,152	$1,322	$2,426	$5,442
Labor Strike Related Loss	3,342	-	3,342	-	-
Adjusted EBITDA excluding Labor Strike Related Loss	$7,981	$6,152	$4,664	$2,426	$5,442